82-5106

Remgro
Limited

CARPE DIEM OFFICE PARK, QUANTUM STREET, TECHNO PARK, STELLENBOSCH 7600 · P.O. BOX 456, CAPE TOWN 8000
TELEPHONE: (021) 888 3300 · TELEFAX: (021) 888 3399

5 June 2006

Securities and Exchange Commission
Division of Corporate Finance
100F Street, North East
WASHINGTON, D.C. 20549
United States of America

SUPPL

RE: REMGRO LIMITED (FILE NO 82-5106) -- RULE 12g3-2(b)

Ladies and Gentlemen

In connection with Remgro Limited's ("the Company's") exemption pursuant to rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Remgro regrets to announce that Mr Eric Molobi, non-executive director of the Company, passed away on 4 June 2006. The Board is grateful for his significant contribution over the years.

The current members of the Board of Directors are:-

Mr Johann P Rupert	Non-Executive Chairman
Mr M H Visser	Chief Executive Officer
Dr E de la H Hertzog	Non-Executive Deputy Chairman
Mr P E Beyers	
Mr W E Bührmann	
Mr G D de Jager	
Mr J W Dreyer	
Mr D M Falck	
Mr P K Harris	
Mr J F Mouton	
Mr J E Preller	
Mr D Prins	
Mr F Robertson	
Mr T van Wyk	

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at telephone number (2721) 888 3311 or Robert M Chilstrom of Skadden, Arps, Slate, Meagher & Flom LLP in New York at 212-735-2588 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Mr Chilstrom at Skadden, Arps, Slate, Meagher & Flom LLP at 4 Times Square, New York, NY, 10036-6522.

Yours sincerely,

dlw 6/12

M Lubbe
Company Secretary

cc: Mr Robert M. Chilstrom
Mr Mahmoud Salem
Ms Tatyana Vesselovskaya